# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GoldMining Inc., CIK 0001947244
CUSIP: 90291W108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1830 - 1188 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 4A2
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-012945
Filed by CIK 0002009732

## Reporting persons
- 1741 Holding AG: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); sole voting power 379,822; shared voting power 0; sole dispositive power 379,822; shared dispositive power 0; aggregate amount beneficially owned 379,822 (2.84% of the class)
  Comment: In reference to Rows 5, 7 and 9 above, this amount consists of 379,822 shares of Common Stock, par value $0.001 per share ("Common Shares"), of U.S. GoldMining Inc., a company organized under the laws of the State of Nevada (the "Issuer").
  
  In reference to Row 11 above, this calculation is based on 13,354,420 Common Shares issued and outstanding as of May 13, 2026, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 13, 2026.

## Item 1. Issuer
Name of issuer: U.S. GoldMining Inc.
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, BC, Canada V6E 4A2

## Item 2. Person Filing
Name of person filing: 1741 Holding AG
Address of principal business office or, if none, residence: Burggraben 16, 9000 St. Gallen, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Swiss parent holding company of an investment management company domiciled in Liechtenstein subject to the Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS).

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to an investment management company domiciled in Liechtenstein subject to the Directive 2009/65/EC of the European Parliament and of the Council of 13 July 2009 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (UCITS) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- 1741 Holding AG: /s/ Stefan Schadler, Director (05/28/2026)